EXHIBIT (a)(3)


                    [SYCAMORE NETWORKS, INC. LETTERHEAD]


May 18, 2001

Dear Employee Option Holder:

           Sycamore Networks, Inc. (the "Company") recognizes that, as a result of today's difficult market conditions, many of the stock options granted to date under the Company's 1999 Stock Incentive Plan, as amended (the "1999 Incentive Plan"), the Company's 1998 Stock Incentive Plan, as amended (the "1998 Incentive Plan"), and the Sirocco Systems, Inc. 1998 Stock Option Plan (the "Sirocco Plan," and together with the 1999 Incentive Plan and the 1998 Incentive Plan, the "Plans") may not currently be providing the intended performance incentives for our valued employees that were intended. In order to align performance incentives with equity participation, Sycamore is pleased to announce that the Company is offering you the opportunity to exchange your currently outstanding options (vested and unvested) under the Plans with an exercise price per share of $7.25 or more for both (i) unvested shares of restricted common stock and (ii) new options to be granted under the 1999 Incentive Plan (the "Offer"). Your eligible options are set forth on the Personnel Option Status schedule accompanying this letter.

         Please note that the Offer is made with respect to each option grant in its entirety, which means that if you decide to tender any options subject to a specific grant, you must tender all of the options subject to that grant that remain outstanding and not a portion thereof. In addition, if you tender any option grants for exchange, you must also tender for exchange all option grants that you received during the six months immediately preceding the date that we cancel any tendered options accepted for exchange. In other words, because the Company currently expects to cancel all tendered options accepted for exchange on June 16, 2001, if you choose to tender any option grant for exchange, you must also tender all option grants received after December 15, 2000. Of course, you have the right to choose not to tender any of your options.

         The Offer is being made under the terms and subject to the conditions of an Offer to Exchange and a related Letter of Transmittal, each of which is enclosed with this letter. You should carefully read the entire Offer to Exchange, Letter of Transmittal and other documents enclosed with this letter before you decide whether to tender your options. A tender of options involves risks which are discussed in the Offer to Exchange.

         In exchange for any options tendered by you, you will receive a number of shares of restricted stock equal to one-tenth (1/10) of the number of shares currently subject to the options you tender and the Company accepts for exchange (rounded up to the nearest whole share), as adjusted for any stock splits, stock dividends and similar events. The Company currently expects to issue the restricted stock to you as soon as practicable after the date the Company cancels all tendered options accepted for exchange. The Company currently expects to issue the restricted stock no later than June 22, 2001.

          In exchange for any options tendered by you, you will also receive new options exercisable for a number of shares of the Company's common stock equal to nine-tenths (9/10) of the number of shares currently subject to the options that you tender and the Company accepts for exchange (rounded down to the nearest whole share), as adjusted for any stock splits, stock dividends and similar events. The Company will not grant the new options until the first business day that is at least six months and one day after the date the Company cancels the tendered options accepted for exchange. The Company currently expects to grant the new options to you on or about December 17, 2001.

A. Restricted Stock

         The restricted stock to be issued will be subject to forfeiture and restrictions on transfer until the restrictions lapse (at which time the shares "vest") under the terms of a restricted stock agreement between you and the Company. The Company's grant of restricted stock to you, your ability to receive shares of restricted stock upon their vesting and your ability to exercise shareholder rights associated with your restricted stock are conditioned upon and subject to your execution and return to us of the restricted stock agreement and related documents. You will not be required to pay for the restricted stock granted to you, except for your tender of options. You should be aware that there are tax consequences associated with your receipt of shares of restricted stock as described in the Offer to Exchange. In accordance with the terms of the Offer, 25% of the shares of restricted stock you receive will vest one year after the date of issuance, assuming you are still employed by the Company or one of its subsidiaries on the vesting date. Thereafter, the shares of restricted stock you receive will vest in equal three-month installments of 6.25%, until fully vested, assuming you are still employed by the Company or one of its subsidiaries on the relevant vesting date. In the event that you are not employed full-time at the date of grant of the restricted stock or your employment subsequently changes from full-time to part-time status, the vesting schedule applicable to the restricted stock will be determined pursuant to the terms of the 1999 Incentive Plan and will be different from the vesting schedule described in this paragraph.

B. New Options

         In accordance with the terms of the Offer, the new options to be granted will include the following terms:

         o The per share exercise price of any new options granted to you will equal 100% of the fair market value of the Company's common stock on the date the Company grants the new options, as determined by the last reported sale price of the Company's common stock on the Nasdaq National Market on such date (provided that the Company's common stock is quoted on the Nasdaq National Market on such date).

         o Regardless of whether and to what extent the options that you tender for exchange have vested, the vesting of any new options granted to you will depend on the duration of your employment with the Company or its subsidiaries and your full-time or part-time work status.

               If you tender options granted to you under the 1999 Incentive Plan, the 1998 Incentive Plan or the Sirocco Plan and you have been employed by the Company or one of its subsidiaries for at least twelve months immediately preceding the date of grant, your new options will vest with respect to 8.34% of the shares subject to the grant on the date of grant, and in equal three-month installments of 8.33% of the shares subject to the grant thereafter, until fully vested (the date each installment vests is referred to as a "vesting date"). If you tender options granted to you under the 1999 Incentive Plan or the 1998 Incentive Plan and you have not been employed by the Company or one of its subsidiaries for twelve months immediately preceding the date of grant of the new options, your new options will vest with respect to 8.34% of the shares subject to the grant on the first vesting date following the one-year anniversary of your employment at the Company or one of its subsidiaries plus 8.33% of the shares subject to the grant for each three-month period from the date of grant through the first vesting date following your one-year anniversary of employment at the Company or one of its subsidiaries, and in equal three-month installments of 8.33% of the shares subject to the grant on each vesting date thereafter, until fully vested.

         In the event that you are not employed full-time at the date of grant of the new options or your employment subsequently changes from full-time to part-time status, the vesting schedule applicable to your new options will be determined pursuant to the terms of the 1999 Incentive Plan and will be different from the vesting schedules described in the preceding paragraph and may not be as advantageous as your current vesting schedule.

         The terms and conditions of the restricted stock and the new options may vary from the terms and conditions of the options you currently hold. You should carefully review the sections of the Offer to Exchange discussing the terms and conditions, including the vesting terms, of the restricted stock and the new options before making a decision whether to tender your options.

         There is no way to predict what the price of the Company's common stock will be during the next six months or thereafter. The market price of our common stock on the date of grant of any new options issued to you may be higher than the current exercise price of your options. It is also possible that you will no longer be employed with the Company or any of its subsidiaries at the anticipated time the restricted stock vests or the anticipated time of grant of the new options. You should be aware that, once the Company has accepted options tendered by you, you will no longer have any rights under those options. As a result, if you are no longer employed by the Company or its subsidiaries on the date the restricted stock vests or the anticipated time of grant of the new options, you will not have any rights to the restricted stock and new options offered under this option exchange program. For these reasons, you should make a decision to tender only after careful, considered thought.

         Please note that this Offer is only being made to current employees of the Company and its subsidiaries who are otherwise eligible to receive restricted stock and options under one of the Plans. Member of the Company's board of directors and executive officers are not eligible to participate in the Offer. If you are not an employee of the Company or one of its subsidiaries from the date you tender options through the date the restricted stock is granted, you will not receive any restricted stock, or any other consideration, for your tendered options. Moreover, if you are not an employee of the Company or one of its subsidiaries from the date the restricted stock is granted through the date the restricted stock vests, any shares of restricted stock that are unvested upon the termination of your employment will be forfeited. Likewise, if you are not an employee of the Company or one of its subsidiaries from the date you tender your options for exchange through the date the new options are granted, you will not receive any new options for your tendered options that have been accepted for exchange.

         Participation in the Offer is completely voluntary. The Company's board of directors and executive officers make no recommendation as to whether you should tender or refrain from tendering your options in the Offer. You must make your own decision whether to tender your options.

         To tender your options, you will be required to properly complete and return to the Company the Letter of Transmittal and any other documents specified in that letter by the expiration date of the Offer. You must deliver a properly executed paper copy or facsimile copy of the documents. E-mail delivery will not be accepted.

         If you have any questions about the offer, please contact Katy Galli by telephone: (978) 250-2900, facsimile: (978) 250-6981 or email:
Katy.Galli@sycamorenet.com.

         We thank you for your continued efforts on behalf of the Company.

                                         Sincerely,

                                         /s/ Frances M. Jewels

                                         Frances M. Jewels
                                         Chief Financial Officer